NEWS RELEASE	ELD No. 13-02
TSX: ELD NYSE: EGO	February 17, 2013

Eldorado Gold Skouries Greece Project Update

Vancouver, British Columbia – Eldorado Gold (“the Company”, “Eldorado”, or “we”) confirms that shortly after midnight on Sunday, February 17, 2013 a masked and armed group of approximately 50 persons illegally entered the Skouries Project in the Municipality of Aristotle, Halkidiki, Greece. The armed attackers assaulted two of our security personnel. One sustained injuries which required hospitalization and has subsequently been released. The group then set fire to our temporary construction offices as well as several trucks and heavy equipment, most of which are owned by local contractors. The fires have been extinguished and the site secured. The Company is cooperating with the police and other relevant authorities to ensure the ongoing safety of our employees and assets.

“While we respect the right of individuals to voice their opinions in a safe, legal and responsible manner we fully condemn any activities that put the safety of our employees, contractors and assets at risk,” stated Paul Wright, Chief Executive Officer of Eldorado Gold Corporation. “The Company is in possession of all permits required to operate legally at its projects in Halkidiki. These projects are licensed under an Environmental Impact Assessment which consisted of an exhaustive technical review as well as comprehensive public consultations. In Halkidiki, as in all our mining operations throughout the world, we operate to the highest environmental standards complying with all local, national and international laws and regulations”.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece, and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Skouries Project Update.

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U. S. Securities Legislation. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy E. Woo, Vice President, Investor Relations
Eldorado Gold Corporation	1188, 550 Burrard Street
Phone: 604.601.6650 or 1.888.353.8166	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	www.eldoradogold.com
Information packages: laurelw@eldoradogold.com